Brookfield

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT MARCH 31, 2020 AND DECEMBER 31, 2019 AND FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	13	$294	$115
Restricted cash	14	219	154
Trade receivables and other current assets	15	645	718
Financial instrument assets	4	126	75
Due from related parties	18	90	60
Assets held for sale	3	190	352
		1,564	1,474
Financial instrument assets	4	188	165
Equity-accounted investments	12	1,791	1,889
Property, plant and equipment	7	27,873	30,714
Goodwill		662	821
Deferred income tax assets	6	123	116
Other long-term assets		462	512
Total Assets		$32,663	$35,691
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$530	$590
Financial instrument liabilities	4	142	139
Payables due to related parties	18	142	127
Corporate borrowings	8	100	—
Non-recourse borrowings	8	580	685
Liabilities directly associated with assets held for sale	3	95	137
		1,589	1,678
Financial instrument liabilities	4	54	39
Corporate borrowings	8	1,902	2,100
Non-recourse borrowings	8	7,689	8,219
Deferred income tax liabilities	6	4,095	4,537
Other long-term liabilities		977	987
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	7,760	8,742
General partnership interest in a holding subsidiary held by Brookfield	9	60	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,923	3,315
Preferred equity	9	551	597
Preferred limited partners' equity	10	1,028	833
Limited partners' equity	11	4,035	4,576
Total Equity		16,357	18,131
Total Liabilities and Equity		$32,663	$35,691
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER UNIT INFORMATION)
	Notes	2020	2019
Revenues	18	$792	$825
Other income		10	8
Direct operating costs		(261)	(254)
Management service costs	18	(31)	(21)
Interest expense	8	(162)	(173)
Share of (loss) earnings from equity-accounted investments	12	(16)	32
Foreign exchange and unrealized financial instrument gain (loss)	4	20	(18)
Depreciation	7	(206)	(200)
Other		(8)	(2)
Income tax expense
Current	6	(19)	(24)
Deferred	6	1	(20)
		(18)	(44)
Net income		$120	$153
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$83	$94
General partnership interest in a holding subsidiary held by Brookfield	9	—	—
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	8	18
Preferred equity	9	7	6
Preferred limited partners' equity	10	12	10
Limited partners' equity	11	10	25
		$120	$153
Basic and diluted earnings per LP Unit		$0.06	$0.14
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)
	Notes	2020	2019
Net income		$120	$153
Other comprehensive (loss) income that will not be reclassified to net income
Actuarial gain (loss) on defined benefit plans		2	(5)
Total items that will not be reclassified to net income		2	(5)
Other comprehensive (loss) income that may be reclassified to net income
Foreign currency translation		(1,786)	126
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	18	(3)
Unrealized gain (loss) on foreign exchange swaps net investment hedge	4	29	(7)
Unrealized (loss) gain on investments in equity securities	4	(9)	26
Reclassification adjustments for amounts recognized in net income	4	(19)	4
Deferred income taxes on above items		—	(1)
Equity-accounted investments	12	(23)	9
Total items that may be reclassified subsequently to net income		(1,790)	154
Other comprehensive (loss) income		(1,788)	149
Comprehensive (loss) income		$(1,668)	$302
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	(897)	177
General partnership interest in a holding subsidiary held by Brookfield	9	(6)	1
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(310)	40
Preferred equity	9	(39)	19
Preferred limited partners' equity	10	12	10
Limited partners' equity	11	$(428)	$55
		(1,668)	302
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019	$(1,119)	$(700)	$6,424	$(9)	$(32)	$12	$4,576	$833	$597	$8,742	$68	$3,315	$18,131
Net income	10	—	—	—	—	—	10	12	7	83	—	8	120
Other comprehensive income (loss)	—	(428)	—	1	(6)	(5)	(438)	—	(46)	(980)	(6)	(318)	(1,788)
Preferred LP Units issued (Note 10)	—	—	—	—	—	—	—	195	—	—	—	—	195
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	8	—	—	8
Distributions or dividends declared	(99)	—	—	—	—	—	(99)	(12)	(7)	(77)	(17)	(72)	(284)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	1
Other	9	(2)	(11)	—	—	(11)	(15)	—	—	(16)	15	(10)	(26)
Change in period	(79)	(430)	(11)	1	(6)	(16)	(541)	195	(46)	(982)	(8)	(392)	(1,774)
Balance as at March 31, 2020	$(1,198)	$(1,130)	$6,413	$(8)	$(38)	$(4)	$4,035	$1,028	$551	$7,760	$60	$2,923	$16,357

Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	17,206
Net income	25	—	—	—	—	—	25	10	6	94	—	18	153
Other comprehensive income (loss)	—	20	—	(2)	(2)	14	30	—	13	83	1	22	149
Preferred LP Units Issued	—	—	—	—	—	—	—	126	—	—	—	—	126
LP Units purchased for cancellation	(1)	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Capital contributions	—	—	—	—	—	—	—	—	—	288	—	—	288
Distributions or dividends declared	(93)	—	—	—	—	—	(93)	(10)	(6)	(134)	(15)	(68)	(326)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	205	(12)	(199)	1	—	—	(5)	—	(1)	(4)	14	(3)	1
Change in period	138	8	(199)	(1)	(2)	14	(42)	126	12	327	—	(31)	392
Balance as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	$17,598
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2020	2019
Operating activities
Net income		$120	$153
Adjustments for the following non-cash items:
Depreciation	7	206	200
Unrealized foreign exchange and financial instruments (gain) loss	4	(21)	20
Share of earnings from equity-accounted investments	12	16	(32)
Deferred income tax expense	6	(1)	20
Other non-cash items		22	17
Dividends received from equity-accounted investments	12	28	14
Changes in due to or from related parties		(1)	5
Net change in working capital balances		(14)	(30)
		355	367
Financing activities
Commercial paper and corporate credit facilities, net	8	39	(696)
Proceeds from non-recourse borrowings	8	216	93
Repayment of non-recourse borrowings	8	(311)	(88)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	7	247
Issuance of preferred limited partnership units	10	195	126
Repurchase of LP Units	11	—	(1)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	9	(77)	(134)
To preferred shareholders	9	(7)	(6)
To preferred limited partners' unitholders	10	(11)	(9)
To unitholders of Brookfield Renewable or BRELP	10, 12	(182)	(171)
Borrowings from related party	18	—	600
Repayments to related party	18	—	(245)
		(131)	(284)
Investing activities
Investment in equity-accounted investments		(12)	—
Investment in property, plant and equipment	7	(53)	(29)
Proceeds from disposal of assets	2	94	—
Disposal of securities	4	2	5
Restricted cash and other		(60)	(55)
		(29)	(79)
Foreign exchange loss on cash		(12)	—
Cash and cash equivalents
Increase		183	4
Net change in cash classified within assets held for sale		(4)	—
Balance, beginning of period		115	173
Balance, end of period		$294	$177
Supplemental cash flow information:
Interest paid		$150	$143
Interest received		$6	$4
Income taxes paid		$21	$19
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners' equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners' equity is traded under the symbol "BEP.PR.A" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2019 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 6, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR, and THB are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, and Thai baht, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the consolidated financial statements of Brookfield Renewable. Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

2. DISPOSAL OF ASSETS
In March 2020, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand. The total consideration was THB 3,079 ($94 million) and Brookfield Renewable’s interest in the portfolio was approximately 31%. This resulted in a loss on disposition of $12 million ($4 million net to Brookfield Renewable) recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $42 million. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the Thailand portfolio is shown below:

(MILLIONS)
Proceeds	$94
Carrying value of net assets held for sale
Assets	114
Liabilities	(8)
106
Loss on disposal	$(12)
3.  ASSETS HELD FOR SALE
As at March 31, 2020, assets held for sale within Brookfield Renewable's operating segments include solar facilities in South Africa and Asia.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$2	$14
Restricted cash	17	22
Trade receivables and other current assets	8	13
Property, plant and equipment	163	303
Assets held for sale	$190	$352
Liabilities
Current liabilities	$8	$18
Long-term debt	56	73
Other long-term liabilities	31	46
Liabilities directly associated with assets held for sale	$95	$137

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business.  While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets are operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2019 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 - inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 - inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 - inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$294	$—	$—	$294	$115
Restricted cash(1)	234	—	—	234	173
Financial instrument assets(2)
Energy derivative contracts	—	106	20	126	76
Interest rate swaps	—	—	—	—	—
Foreign exchange swaps	—	37	—	37	4
Investments in equity securities	42	64	45	151	160
Property, plant and equipment	—	—	27,873	27,873	30,714
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(15)	—	(15)	(8)
Interest rate swaps	—	(173)	—	(173)	(131)
Foreign exchange swaps	—	(8)	—	(8)	(39)
Contingent consideration(3)	—	—	(27)	(27)	(11)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	1,035	—	—	1,035	1,010
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,681)	(338)	—	(2,019)	(2,204)
Non-recourse borrowing	(394)	(8,328)	—	(8,722)	(9,573)
Total	$(470)	$(8,655)	$27,911	$18,786	$20,286

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to acquisitions with obligations lapsing in 2021 to 2024.

(4)	The fair value corresponds to Brookfield Renewable's investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the three months ended March 31, 2020.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$126	$15	$111	$68
Interest rate swaps	—	173	(173)	(131)
Foreign exchange swaps	37	8	29	(35)
Investments in equity securities	151	—	151	160
Total	314	196	118	62
Less: current portion	126	142	(16)	(64)
Long-term portion	$188	$54	$134	$126

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Investments in equity securities
Brookfield Renewable's investments in equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2020	2019
Energy derivative contracts	$24	$6
Interest rate swaps	(22)	(13)
Foreign exchange swaps	54	(11)
Foreign exchange gain (loss)	(36)	—
	$20	$(18)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

(MILLIONS)	2020	2019
Energy derivative contracts	$40	$13
Interest rate swaps	(33)	(17)
	7	(4)
Foreign exchange swaps – net investment	32	(6)
Investments in equity securities	(9)	26
	$30	$16
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

(MILLIONS)	2020	2019
Energy derivative contracts	$(22)	$1
Interest rate swaps	3	3
	$(19)	$4

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are . are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	265	61	60	60	22	4	6	49	18	—	545	(95)	342	792
Other income	2	3	2	2	—	—	—	1	—	2	12	(2)	—	10
Direct operating costs	(69)	(17)	(26)	(14)	(9)	(1)	(1)	(14)	(10)	(5)	(166)	28	(123)	(261)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	8	77
Adjusted EBITDA	198	47	36	48	13	3	5	36	8	(3)	391	—	227
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Interest expense	(39)	(4)	(7)	(19)	(2)	(1)	(2)	(17)	(2)	(20)	(113)	27	(76)	(162)
Current income taxes	(3)	(2)	(4)	—	—	(1)	—	(1)	—	—	(11)	4	(12)	(19)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	(3)	(34)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(136)	(136)
Funds From Operations	156	41	25	29	11	1	3	18	6	(73)	217	—	—
Depreciation	(58)	(20)	(6)	(42)	(12)	(4)	(2)	(22)	(5)	(1)	(172)	48	(82)	(206)
Foreign exchange and unrealized financial instrument loss	18	7	5	(2)	(11)	—	(1)	(5)	1	(13)	(1)	12	9	20
Deferred income tax expense	(20)	1	(1)	(2)	1	—	—	(1)	—	16	(6)	5	2	1
Other	(20)	(4)	—	5	—	—	2	—	(1)	(2)	(20)	(6)	18	(8)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	53	53
Net income (loss) attributable to Unitholders(2)	76	25	23	(12)	(11)	(3)	2	(10)	1	(73)	18	—	—	18

(1)
Share of loss from equity-accounted investments of $16 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $83 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	262	65	62	63	28	7	2	38	24	—	551	(91)	365	825
Other income	1	1	—	2	—	—	—	1	—	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	—	257
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense	(41)	(6)	(8)	(19)	(3)	(2)	—	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	—	—	(1)	—	—	—	—	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(4)	(29)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	—	—
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and unrealized financial instrument loss	2	(1)	—	—	(1)	(1)	—	—	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax expense	(17)	1	(2)	16	5	—	(1)	16	—	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	—	—	—	(12)	—	(5)	(33)	13	18	(2)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	68	68
Net income (loss) attributable to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	—	(81)	43	—	—	43

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

The following table presents information on a segmented basis about certain items in Brookfield Renewable's statements of financial position:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at March 31, 2020
Cash and cash equivalents	$22	$14	$25	$26	$11	$11	$12	$84	$6	$1	$212	$(101)	$183	$294
Property, plant and equipment	11,110	1,493	1,423	2,454	642	282	172	2,184	717	—	20,477	(4,316)	11,712	27,873
Total assets	11,921	1,657	1,651	2,616	705	308	222	2,436	761	98	22,375	(3,112)	13,400	32,663
Total borrowings	2,986	166	382	1,301	317	68	124	1,386	225	2,010	8,965	(2,306)	3,612	10,271
Other liabilities	2,901	115	400	529	113	7	22	440	44	243	4,814	(806)	2,027	6,035
For the three months ended March 31, 2020:
Additions to property, plant and equipment	12	8	1	9	2	—	—	21	2	1	56	(17)	58	97
As at December 31, 2019
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(89)	$61	$115
Property, plant and equipment	11,488	1,938	1,773	2,556	628	368	187	2,018	732	—	21,688	(4,147)	13,173	30,714
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(2,872)	15,022	35,691
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(2,157)	3,880	11,004
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(715)	2,398	6,556
For the three months ended March 31, 2019:
Additions to property, plant and equipment	8	5	—	5	1	—	—	—	3	1	23	(7)	16	32

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

Geographical Information
The following table presents consolidated revenue split by geographical region for the three months ended March 31:

(MILLIONS)	2020	2019
United States	$299	$302
Colombia	247	257
Canada	90	84
Brazil	85	100
Europe	27	42
Asia	44	40
	$792	$825
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2020	December 31, 2019
United States	$14,717	$14,952
Colombia	5,909	7,353
Canada	3,918	4,268
Brazil	2,812	3,631
Europe	1,441	1,539
Asia	867	860
	$29,664	$32,603
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 13.0% for the three months ended March 31, 2020 (2019: 22.2%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Storage & other(1)	Total(2)
As at December 31, 2019		$26,024	$4,258	$197	$235	$30,714
Additions		27	6	63	1	97
Items recognized through OCI
Foreign currency translation		(2,336)	(339)	(10)	(47)	(2,732)
Items recognized through net income
Depreciation		(130)	(69)	(3)	(4)	(206)
March 31, 2020(3)		$23,585	$3,856	$247	$185	$27,873

(1)	Includes biomass and cogeneration.

(2)	Includes intangible assets of $8 million (2019: $10 million) and assets under construction of $346 million (2019: $334 million).

(3)
Includes right-of-use assets not subject to revaluation of $63 million (2019: $71 million) in our hydroelectric segment, $52 million (2019: $51 million) in our wind segment and $3 million (2019: $3 million) in our storage & other segment.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2020				December 31, 2019
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Commercial paper and credit facilities	2.2	4	$338	$338	2.9	5	$299	$299
Medium Term Notes:
Series 4 (C$150)	5.8	17	107	$119	5.8	17	$115	$142
Series 8 (C$400)	4.8	2	285	295	4.8	2	308	324
Series 9 (C$400)	3.8	5	285	292	3.8	5	308	322
Series 10 (C$500)	3.6	7	356	362	3.6	7	384	400
Series 11 (C$300)	4.3	9	213	218	4.3	9	231	248
Series 12 (C$300)	3.4	10	213	209	3.4	10	231	232
Series 13 (C$300)	4.3	30	213	186	4.3	30	231	237
	4.1	10	$1,672	$1,681	4.1	10	$1,808	$1,905
Total corporate borrowings			2,010	2,019			2,107	2,204
Less: Unamortized financing fees(1)			(8)				(7)
Less: Current portion			(100)				—
			$1,902				$2,100

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable had $100 million commercial paper outstanding as at March 31, 2020 (2019: nil). The commercial paper program is supplemented by our $1.75 billion corporate credit facilities.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2020, there were no letters of credit issued that utilized the corporate credit facility (2019: nil).
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	March 31, 2020	December 31, 2019
Authorized corporate credit facilities(1)	$2,150	$2,150
Draws on corporate credit facilities(1)	(338)	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(243)	(266)
Available portion of corporate credit facilities	$1,969	$1,985

(1)	Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Subsequent to March 31, 2020, Brookfield Renewable completed the issuance of C$175 million ($124 million) Series 11 medium term notes and C$175 million ($124 million) Series 12 medium term notes. The medium term notes were issued as a re-opening on identical terms, other than issue date and the price to the public, to the 4.25% Series 11 medium term notes and the 3.38% Series 12 medium term notes that were issued in September 2018 and 2019, respectively.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt. Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	5.7	9	$6,178	$6,538	5.9	10	$6,616	$7,106
Wind	5.2	11	1,835	1,875	5.2	11	1,899	2,006
Solar	5.8	6	236	233	5.1	5	355	363
Storage & other	3.3	1	75	76	3.9	4	94	98
Total	5.6	9	$8,324	$8,722	5.7	10	$8,964	$9,573
Add: Unamortized premiums(2)			8				9
Less: Unamortized financing fees(2)			(63)				(69)
Less: Current portion			(580)				(685)
			$7,689				$8,219

(1)
Includes a lease liability of $329 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. At the beginning of May, Brookfield Renewable exercised the buy out option related to this lease liability. Refer to Note 20 – Subsequent events.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In March 2020, Brookfield Renewable completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, Brookfield Renewable completed a refinancing totaling INR 1,460 million ($20 million) associated with a solar portfolio in India. A portion of the loan bears interest at the applicable base rate plus a margin of 1.45% and the remaining portion bears a fixed rate of 9.75%. The loans mature between 2032 to 2037.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2020	December 31, 2019
Participating non-controlling interests – in operating subsidiaries	$7,760	$8,742
General partnership interest in a holding subsidiary held by Brookfield	60	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,923	3,315
Preferred equity	551	597
	$11,294	$12,722

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$2,469	$—	$276	$124	$2,212	$15	$204	$8,129
Net income (loss)	—	(13)	73	6	19	17	154	1	5	262
OCI	46	134	330	(3)	61	(41)	266	2	—	795
Capital contributions	—	—	2	159	268	—	—	(2)	3	430
Disposal	—	(87)	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(274)	—	(1)	(11)	(259)	(1)	(16)	(706)
Other	—	8	(3)	1	(5)	—	2	(2)	3	4
As at December 31, 2019	$922	$1,851	$2,597	$163	$618	$89	$2,375	$13	$114	$8,742
Net income (loss)	—	(1)	14	4	9	7	41	—	9	83
OCI	(32)	(90)	(327)	4	(46)	—	(470)	(3)	(17)	(981)
Capital contributions	—	—	1	13	(6)	—	—	—	—	8
Distributions	(2)	(12)	(26)	—	—	—	(34)	—	(3)	(77)
Other	—	—	(16)	1	(1)	—	1	—	—	(15)
As at March 31, 2020	$888	$1,748	$2,243	$185	$574	$96	$1,913	$10	$103	$7,760
Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	50%	25%	53%	0.4%	20%-50%

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at March 31, 2020, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2019: 2,651,506) and 129,658,623 (December 31, 2019: 129,658,623), respectively.
Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$1	$2
Incentive distribution	16	13
	17	15
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	72	68
	$89	$83
Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2020	2019	March 31, 2020	December 31, 2019
Series 1 (C$136)	5.45	3.36	Apr 2020	$1	$1	$97	$105
Series 2 (C$113)(1)	4.51	4.20	Apr 2020	1	1	79	86
Series 3 (C$249)	9.96	4.40	Jul 2019	2	2	177	192
Series 5 (C$103)	4.11	5.00	Apr 2018	1	1	73	79
Series 6 (C$175)	7.00	5.00	Jul 2018	2	1	124	135
	31.04			$7	$6	$550	$597

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2020, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, Brookfield Renewable entered into a normal course issuer bid in connection with the outstanding Class A Preference Shares for another year to July 8, 2020, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2020.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2020	2019	March 31, 2020	December 31, 2019
Series 5 (C$72)	2.89	5.59	Apr 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	2	1	126	126
Series 17 ($200)	8.00	5.25	Mar 2025	$1	$—	$195	$—
	52.89			$12	$10	$1,028	$833
On February 24, 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. Brookfield Renewable incurred $5 million in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
As at March 31, 2020, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable commenced a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at March 31, 2020, 179,016,978 LP Units were outstanding (December 31, 2019: 178,977,800 LP Units) including 56,068,944 LP Units (December 31, 2019: 56,068,944 LP Units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2020, 39,178 LP Units (2019: 50,499 LP Units) were issued under the distribution reinvestment plan at a total cost of $1 million (2019: $2 million).
As at March 31, 2020, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2020.
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2020 and 2019.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

Distributions
The composition of the limited partners' equity distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2020	2019
Brookfield	$31	$29
External LP Unitholders	68	64
	$99	$93
In January 2020, Unitholder distributions were increased to $2.17 per LP Unit on an annualized basis, an increase of $0.11 per LP Unit, which took effect with the distribution payable in March 2020.
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2020:

(MILLIONS)
Opening balance	$1,889
Acquisition	12
Share of net income (loss)	(16)
Share of other comprehensive income	(23)
Dividends received	(28)
Foreign exchange translation and other	(43)
Ending balance	$1,791
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

(MILLIONS)	2020	2019
Revenue	$384	$359
Net income	(72)	110
Share of net income (loss)(1)	(16)	32

(1)	Brookfield Renewable's ownership interest in these entities ranges from 14% to 50%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

(MILLIONS)	March 31, 2020	December 31, 2019
Current assets	$1,110	$1,102
Property, plant and equipment	16,864	16,256
Other assets	657	571
Current liabilities	1,412	1,279
Non-recourse borrowings	7,908	7,365
Other liabilities	3,016	2,580

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Cash	$268	$103
Short-term deposits	26	12
	$294	$115
14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Operations	$122	$87
Credit obligations	101	69
Development projects	11	17
Total	234	173
Less: non-current	(15)	(19)
Current	$219	$154
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Trade receivables	$361	$406
Prepaids and other	96	119
Other short-term receivables	133	142
Current portion of contract asset	55	51
	$645	$718
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Operating accrued liabilities	$180	$237
Accounts payable	66	111
Interest payable on borrowings	83	73
Deferred consideration	40	60
LP Unitholders distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	34	33
Current portion of lease liabilities	15	15
Other	112	61
	$530	$590

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. We also agreed, subject to certain terms and conditions, to maintain an ownership of TransAlta common shares to 9% up to a price ceiling.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $37 million to acquire a 150 MW solar development portfolio in Brazil. The transaction is expected to close in the second quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2020	December 31, 2019
Brookfield Renewable along with institutional investors	$49	$50
Brookfield Renewable's subsidiaries	268	286
	$317	$336
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the current period there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable in the first quarter of 2020 (2019: $600 million, of which $245 million was repaid during the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three months ended March 31, 2020 (2019: $3 million).
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

(MILLIONS)	2020	2019
Revenues
Power purchase and revenue agreements	$96	$159
Wind levelization agreement	—	1
	$96	$160
Direct operating costs
Energy purchases	$—	$(3)
Energy marketing fee	—	(6)
Insurance services(1)	(6)	(7)
	$(6)	$(16)
Interest expense
Borrowings	$—	$(3)
Contract balance accretion	(4)	(2)
	$(4)	$(5)
Management service costs	$(31)	$(21)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were less than $1 million (2019: less than $1 million).

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

19.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2020
Current assets	$34	$377	$1,690	$116	$3,275	$(3,928)	$1,564
Long-term assets	5,079	232	2	23,125	31,363	(28,702)	31,099
Current liabilities	39	6	19	3,841	1,612	(3,928)	1,589
Long-term liabilities	—	—	1,664	241	13,446	(634)	14,717
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	7,760	—	7,760
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,923	—	—	2,923
Preferred equity	—	551	—	—	—	—	551
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2019
Current assets	$32	$408	$1,832	$133	$3,230	$(4,161)	$1,474
Long-term assets	5,428	251	2	25,068	34,500	(31,032)	34,217
Current liabilities	40	7	24	3,918	1,852	(4,163)	1,678
Long-term liabilities	—	—	1,801	300	14,440	(659)	15,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	8,742	—	8,742
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	3,315	—	—	3,315
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the "Holding Entities".

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended March 31, 2020
Revenues	$—	$—	$—	$—	$792	$—	$792
Net income (loss)	22	—	—	(63)	332	(171)	120
Three months ended March 31, 2019
Revenues	$—	$—	$—	$(1)	$826	$—	$825
Net income (loss)	35	—	2	11	332	(227)	153

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
20. SUBSEQUENT EVENTS
At the beginning of May, Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable). The transaction is expected to close in 2020.

Brookfield Renewable Partners L.P.	Q1 2020 Interim Consolidated Financial Statements and Notes	March 31, 2020

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN